DELEK LOGISTICS PARTNERS, LP
DELEK LOGISTICS FINANCE CORP.
7102 COMMERCE WAY
BRENTWOOD, TENNESSEE 37027
April 23, 2018
Via EDGAR transmission
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Delek Logistics Partners, LP
Delek Logistics Finance Corp.
Registration Statement on Form S-4
Filed April 13, 2018
File No. 333-224294

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”) relating to the registration by Delek Logistics Partners, LP (the “Partnership”), Delek Logistics Finance Corp. (together with the Partnership, the “Issuers”) and the additional guarantor registrants (together with the Issuers, the “Registrants”) under the Securities Act of 1933, as amended (the “Securities Act”), of $250,000,000 aggregate principal amount of the Issuers’ 6.75% Senior Notes due 2025 (the “Exchange Notes”) to be offered by the Issuers in exchange (the “Exchange Offer”) for a like principal amount of the Issuers’ issued and outstanding 6.75% Senior Notes due 2025 and the guarantees of such Exchange Notes, the Issuers, on behalf of the Registrants, hereby confirm and represent as follows:
1.    The Registrants are registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) and similar no-action letters (collectively, the “SEC No-Action Letters”).
2.    The Registrants have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute those Exchange Notes following completion of the Exchange Offer. The Registrants are not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes.
3.    The Registrants will disclose to each person participating in the Exchange Offer that if such participant acquires the Exchange Notes for the purpose of distributing them, such person (a) cannot rely on the Staff’s interpretive position expressed in the SEC No-Action Letters, and (b) must comply with the registration and prospectus delivery requirements of the Securities Act, in order to resell Exchange Notes, and be identified as an underwriter in the prospectus.
4.    The Registrants will include in the letter of transmittal an acknowledgement to be executed by each person participating in the Exchange Offer that such participant does not intend to engage in a distribution of the Exchange Notes. In addition, the Registrants will include in the letter of transmittal an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Please contact Andrew J. Ericksen at (713) 229-1393 of Baker Botts L.L.P. with any questions or comments regarding the foregoing.

Very truly yours,

DELEK LOGISTICS PARTNERS, LP

By:     Delek Logistics GP, LLC, its general partner

By:    /s/ Kevin Kremke
Name: Kevin Kremke
Title: Executive Vice President and Chief Financial Officer

DELEK LOGISTICS FINANCE CORP.

By:    /s/ Kevin Kremke
Name: Kevin Kremke
Title: Executive Vice President and Chief Financial Officer

cc:    Andrew J. Ericksen
Baker Botts L.L.P.